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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                                Rule 13d-(101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)

                        NATIONAL COMMERCE BANCORPORATION
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                                     Common
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   635449101
          ------------------------------------------------------------
                                (CUSIP NUMBER)
Michael A. Robinson, Esquire
Glankler Brown, PLLC, 1700 One Commerce Sq., Memphis, TN  38103
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 December 1997
          ------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)


                              (Page 1 of 6 Pages)

CUSIP No. 635449101                     13D      Page   2      of  6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)
          Peggy W. Canale
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
          N/A                                                       (b)   [   ]

          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          Acquired through inheritance from estate of spouse.
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                      34,532
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                     34,532
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
            34,532
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
            Less than 1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 635449101                     13D      Page   3      of  6     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          D. Canale & Co.
          62-0148650
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]
          N/A
          ---------------------------------------------------------------------
  (3)     SEC Use Only

          ---------------------------------------------------------------------
  (4)     SOURCE OF FUNDS*

          Working Capital (personal holding company of John D. Canale, deceased)
          ---------------------------------------------------------------------
  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A
          ---------------------------------------------------------------------
  (6)     Citizenship or Place of Organization
          Delaware corporation
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                     2,620,916  (adjusted for 2-for-1 split 5/97)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                    2,620,916
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
           2,620,916
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)
           5.37%
          ---------------------------------------------------------------------
 (14)     Type of Reporting Person*
           CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

13D Continued                                                   Page 4 of 6
Cusip No. 635449101
National Commerce Bancorporation



ITEM 1.       SECURITY AND ISSUER

       The title of the class of equity securities to which this statement relates is common stock.

       The name and address of the principal executive offices of the issuer of such securities is:

       National Commerce Bancorporation
       One Commerce Square
       Memphis, Tennessee 38150

ITEM 2.       IDENTITY AND BACKGROUND

       (a)    D. Canale & Co.             (a)    Peggy W. Canale

       (b)    7 Georgia Avenue, West      (b)    c/o 7 Georgia Avenue, West
              Memphis, Tennessee 38103           Memphis, Tennessee 38103

       (c)    Holding Company             (c)    Chairman of the Board
              D. Canale & Co.                    D. Canale & Co.
              7 Georgia Avenue, West             7 Georgia Avenue, West
              Memphis, Tennessee 38103           Memphis, Tennessee 38103

       (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)    Delaware Corporation, U.S.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       D. Canale & Co. is the registered owner of the securities identified on
       Schedule 13D, page 3 of 6, having held such shares for several years, purchasing same from working capital. Peggy W. Canale became the majority shareholder and Chairman of the Board of D. Canale

13D Continued                                                  Page 5 of 6
Cusip No. 635449101
National Commerce Bancorporation



       & Co. and "acquired" such shares as a result of the death in February 1996 of her spouse John D. Canale, Jr., pursuant to the terms of the decedent's Last Will and Testament. Therefore, Mrs. Canale's acquisition was by way of inheritance as opposed to a "purchase."

       In December of 1997, Peggy W. Canale made a charitable contribution of forty-nine (49%) of the common capital stock of D. Canale & Co. to a 501(c)(3) organization which was subsequently redeemed by the Company. Additionally, Mrs. Canale gifted to her grandchildren's trust the remaining two (2%) percent of her common stock holdings, thereby divesting herself of any interest in the voting stock of D. Canale & Co. As a result of Mrs. Canale's transactions, her two sons, John D. Canale III and Christopher W. Canale, both reporting persons share sole voting power over the reporting person individually and/or as trustee of their family trust. This filing is to delete Mrs. Canale as a reporting person. Mr. John D. Canale III is affiliated as a director of the issuer and Mr. Christopher W. Canale is a director of the issuer's primary subsidiary, National Bank of Commerce.

ITEM 4.       PURPOSE OF TRANSACTION

       The Reporting Person has no plans or proposals which relate to or would result in any of the actions enumerated in (a) through (j) of this Item 4.

ITEM 5.       INTEREST OF SECURITIES OF THE ISSUER

       (a) The aggregate number of shares of common stock of the Issuer beneficially owned by the Reporting Person 2,620,916 (split adjusted), which shares constitute approximately 5.37% of the shares outstanding.

              Peggy W. Canale is a holder individually of 34,532 (split adjusted) shares of common stock of the Issuer and prior to December 1997, held a majority vote of the shares of D. Canale & Co. with sole power to vote and dispose of the shares of D. Canale & Co., which with the shares held separately represented a combined sole voting power of 2,655,448 or 5.44% of the outstanding class of securities of Issuer. As of December 31, 1997, Mrs. Canale no longer held an interest in the voting securities of D. Canale & Co. and, therefore, is being deleted as a reporting person.

       (b) The Reporting Person, D. Canale & Co. has sole power to vote and dispose of the 2,620,916 shares.

13D Continued                                                  Page 6 of 6
Cusip No. 635449101
National Commerce Bancorporation



       (c) On February 1996, John D. Canale, Jr. the controlling shareholder of D. Canale & Co. died, and as a result of the provisions of Mr. Canale's Last Will and Testament, Peggy W. Canale, the Reporting Person herein, inherited the majority control of D. Canale & Co. the holder of the common stock of Issuer. As of December 31, 1997, Mrs. Canale no longer held a voting interest in D. Canale & Co. The Schedule 13D filed herein is being filed on behalf of D. Canale & Co. and to remove Peggy W. Canale as a reporting person.

       (d) John D. Canale III and Christopher W. Canale share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by D. Canale & Co., the reporting person.

       (e) Peggy W. Canale ceased to be the beneficial owner of more than 5% on December 18, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       None

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

       None

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 1998                   /s/ Peggy W. Canale
                                          -------------------------------------
                                          Peggy W. Canale



                                          /s/ D. Canale & Co.
                                          -------------------------------------
                                          D. Canale & Co.
                                          By: John D. Canale, III, President